

April 10, 2023

Tim Smith
Chief Executive Officer, President
U.S. GoldMining Inc.
1030 West Georgia Street, Suite 1830
Vancouver, BC, Canada V6E 2Y3

> **Re: U.S. GoldMining Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 10, 2023**
> **File No. 333-369693**

Dear Tim Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Dilution, page 37

1. We note from your response to prior comment 4 that your estimated offering net proceeds after IPO expenses is $17,735,000 and understand that your estimated IPO expenses of $2,265,000 is comprised of $1,400,000 of underwriting discounts and commissions, and $865,000 of offering expenses. Please explain why you added $865,000 to your adjusted total liabilities if these expenses were already captured in the net proceeds of your IPO in determining your adjusted net tangible book value. In addition, we note you disclose a total of $1,787,114 of costs and expenses associated with the issuance and distribution of the IPO securities at Item 13 on page II-2. Please explain the difference in the total amount of offering expenses of $1,787,114 reported at page II-2 and the $865,000 used in

determining the net proceeds from your IPO.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer at 202 551-3718 for engineering related questions. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Irene Barberena-Meissner, Staff Attorney at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rick Werner